SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors Meeting held on December 3, 2014

1. Date, Time and Place: On December 3, 2014, at 11 a.m., by conference call, as expressly authorized by Article 21, §2º, of the Company’s Bylaws.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following was resolved, unanimously and without any restrictions, by all present members of the Board of Directors:

4.1. To approve, under Section 22 (s) of the Bylaws, the cancellation of 15,500,000 of the Company’s common shares currently held in treasury, without capital reduction, which is now divided into 408.066.162 common shares, nominative, book entry and with no par value.

4.2. Pursuant to the resolution approved on item 4.1 above, to approve, in accordance with Article 30, §1st "b" of Law n° 6,404/76 of CVM Instruction n° 10/80, and Article 22 (s) of the Company’s Bylaws, the amendment of the current repurchase program, as approved at the meeting of the Board of Directors held on November 18, 2014 ("Repurchase Program"), in order to include within the Program the additional option of repurchase 13,950,000 shares issued by the Company, so that the current Repurchase Program will be to acquire up to the limit of 30,207,130 shares issued by the Company, to be held in treasury and future cancellation or disposal, to be concluded on November 17, 2015. The new limit of the Repurchase Program, equivalent to 30,207,130 common shares, corresponds to 10% of the 408,066,162 of the Company’s common shares outstanding in the market, in addition to the 10,599,486 shares currently held in treasury by the Company. The acquisition hereby will be made upon debit of the Investment Reserve account registered in the balance sheet as of September 30, 2014, in the amount of R$437,155,710.35, observing in particular the provisions of Article 12 of CVM Instruction n° 10/80.

4.2.1. It will remain in full and full effectiveness all the other terms and conditions of the Repurchase Program that have not been expressly modified by this resolution, including the condition that the acquisition of shares by the Company via the Repurchase Program is conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity in a level equal or lower than 60% at the time of the shares’ acquisition.

4.3. The members of the Board of Directors hereby grant authority to the Company’s executive officers to perform all other acts necessary for the implementation of the decisions made at this meeting. Regarding the amendment of the Repurchase Program, the Executive Officers will determine the opportunities in which operations will be performed, and the amount of shares to be effectively traded, observed the limitations set forth herein and those set out in CVM Instruction nº 10/80.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 3, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer